AM 1-29-2002



02005232

VF 1-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECEIVED
JAN 18 2002
354

U.S. POST OFFICE DELAYED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 29899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Planning Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Canterbury Road
(No. and Street)

Rochester,	New York	14607-3488
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Klainer (585) 442-6660
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg and Company, LLP
(Name - *if individual, state last, first, middle name*)

1870 Winton Road South	Rochester,	New York	14618
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 30 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Klainer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Planning Capital Corporation, as of October 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jeremy A Klainer
Signature

President
Title

Dawn F. Wiley
Notary Public

DAWN F. WILEY
Notary Public, State of New York
No.01WI4840540
Qualified in Monroe County
Commission Expires April 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

FINANCIAL REPORTS
AT
OCTOBER 31, 2001

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

TABLE OF CONTENTS

Independent Auditor's Report	1
Statement of Financial Position at October 31, 2001 and 2000	2
Statement of Changes in Stockholders' Equity for the Years Ended October 31, 2001 and 2000	3
Statement of Income for the Years Ended October 31, 2001 and 2000	4
Statement of Cash Flows for the Years Ended October 31, 2001 and 2000	5
Notes to Financial Statements	6-10

Independent Auditor's Report on Supplementary Information Required by Rule 17A-5 of the Securities and Exchange Commission	i
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 for the Year Ended October 31, 2001	ii
2001 Reconciliation of Computation of New Capital Pursuant to Rule 15c3-1 with the Corresponding Computation in Part II of the Unaudited Form X-17a-5 for the Year Ended October 31, 2001	iii
Statement Regarding Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Rule 15c3-3 at October 31, 2001	iv
Independent Auditor's Report on Internal Accounting Control	v-vi



Rotenberg & Co. llp
CPAs and Business Consultants
strategy@rotenbergllp.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Professional Planning Capital Corporation
(A Wholly Owned Subsidiary of
Professional Planning Corporation)
Rochester, New York

We have audited the accompanying statement of financial position of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) as of October 31, 2001 and the related statements of changes in stockholders' equity, income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) as of October 31, 2000, were audited by other auditors whose report, dated November 30, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) as of October 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg & Co., LLP

Rochester, New York
November 28, 2001

1870 Winton Rd South ◆ Rochester, NY 14618 ◆ 716.295.2400 ◆ 716.295-2150 (fax)

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENT OF FINANCIAL POSITION

October 31,	2001	2000
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 79,565	$ 208,690
Accounts Receivable	4,613	168
Due from Related Party	4,701	—
Deferred Income Tax Asset	1,800	—
Total Current Assets	90,679	208,858
Property and Equipment - Net of Accumulated Depreciation	10,202	8,622
Other Assets		
Computer Software - Net of Accumulated Amortization	6,219	9,773
Investments in Non-Marketable Securities	3,300	3,300
Deferred Income Tax Asset	800	—
Total Assets	$ 111,200	$ 230,553
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ —	$ 84
Accrued Expenses	38,457	15,802
Income Taxes Payable	3,900	1,202
Due to Related Parties	5,662	8,188
Total Current Liabilities	48,019	25,276
Deferred Income Taxes	—	1,100
Total Liabilities	48,019	26,376
Stockholder's Equity		
Common Stock - Par Value $ .10; 200,000 Shares Authorized; 100,000 Shares Issued and Outstanding	10,000	10,000
Retained Earnings	53,181	194,177
Total Stockholder's Equity	63,181	204,177
Total Liabilities and Stockholder's Equity	$ 111,200	$ 230,553

The accompanying notes are an integral part of this financial statement.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total
Balance - November 1, 1999	**$ 10,000**	**$ 178,773**	**$ 188,773**
Net Income	—	15,404	15,404
Balance - October 31, 2000	**10,000**	**194,177**	**204,177**
Net Loss	—	(140,996)	(140,996)
Balance - October 31, 2001	**$ 10,000**	**$ 53,181**	**$ 63,181**

The accompanying notes are an integral part of this financial statement.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENT OF INCOME

Years Ended October 31,	2001	2000
Income		
Commissions	$ 229,507	$ 414,977
Interest and Miscellaneous Income	4,667	6,515
Total Income	234,174	421,492
Expenses		
Employee Compensation and Benefits	353,935	392,373
Regulatory and Registration Fees	2,333	1,090
General and Operating Expense	24,605	8,249
Total Expenses	380,873	401,712
(Loss) Income Before Provision for Income Taxes	(146,699)	19,780
(Refunds of) Provision for Income Taxes	(5,703)	4,376
Net (Loss) Income	$ (140,996)	$ 15,404
(Loss) Earnings Per Share	$ (1.41)	$ 0.15

The accompanying notes are an integral part of this financial statement.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENT OF CASH FLOWS

October 31,	2001	2000
Cash Flows from Operating Activities		
Net (Loss) Income	$ (140,996)	$ 15,404
Adjustments to Reconcile Net (Loss) Income to Net Cash Flows from Operating Activities:		
Depreciation and Amortization	13,410	4,130
Deferred Income Taxes	(3,700)	1,100
Increase in Accounts Receivable	(4,445)	(43)
(Decrease) Increase in Accounts Payable	(84)	22
Increase in Accrued Expenses	22,655	10,470
Increase in Income Taxes Payable	2,698	—
Net Cash Flows from Operating Activities	(110,462)	31,083
Cash Flows from Investing Activities		
Purchase of Non-Marketable Securities	—	(3,300)
Capital Expenditures	(11,436)	(11,863)
Purchase of Software	—	(3,162)
Net Cash Flows from Investing Activities	(11,436)	(18,325)
Cash Flows from Financing Activities		
(Payments to) Proceeds from Due to/from Related Parties	(7,227)	6,200
Net Cash Flows from Financing Activities	(7,227)	6,200
Net (Decrease) Increase in Cash and Cash Equivalents	(129,125)	18,958
Cash and Cash Equivalents - Beginning of Year	208,690	189,732
Cash and Cash Equivalents - End of Year	$ 79,565	$ 208,690
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Income Taxes	$ —	$ —

The accompanying notes are an integral part of this financial statement.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note A - Scope of Business

Professional Planning Capital Corporation (the Company) is an approved licensed broker-dealer registered with the Securities Exchange Commission (SEC). The company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in thirteen states. The company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The company's customers are primarily located in the Rochester, New York area. Professional Planning Capital Corporation operates as a wholly owned subsidiary of Professional Planning Corporation.

Note B - Summary of Significant Accounting Policies

Method of Accounting

The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Intercompany Transactions

Intercompany transactions are not eliminated in these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation computed on straight-line or declining balance methods over two years.

Costs of significant improvements to property and equipment are capitalized. Maintenance and repairs are charged to expense. The cost of equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

Computer Software

Computer software is stated at cost, less accumulated amortization computed on the straight-line method over three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

- continued -

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies - continued

Income Taxes
The Company's Parent files a consolidated State and Federal income tax return. The Company has accounted for income taxes currently payable and deferred taxes as if it were a separate taxpayer.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances.

Impairment of Assets
In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of", the Company assesses all long-lived assets for impairment at least annually or whenever events or circumstances indicate that the carrying amount may not be recoverable.

Revenue Recognition
The Company recognizes revenue when earned.

Earnings Per Common Share
Earnings per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income available to common stockholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share are not presented because the Company has issued no potential dilutive common shares.

Investments in Non-Marketable Securities
The investments in non-marketable securities are recorded at cost and consist of 1,100 shares of NASD stock. The stock is not publicly traded and the market value is not readily determinable.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note C - Property and Equipment
Property and equipment consisted of the following:

October 31,	2001	2000
Office Equipment	**$ 23,300**	$ 11,863
Less: Accumulated Depreciation	**13,098**	3,241
Net Property and Equipment	**$ 10,202**	$ 8,622

Depreciation expense amounted to $9,856 and $3,241 for the years ended October 31, 2001 and 2000, respectively.

Note D - Computer Software
Computer Software consisted of the following:

October 31,	2001	2000
Software	**$ 10,662**	$ 10,662
Less: Accumulated Amortization	**4,443**	889
Net Software	**$ 6,219**	$ 9,773

Amortization expense amounted to $3,554 and $889 for the years ended October 31, 2001 and 2000, respectively.

Note E - Net Capital
The Company is required to maintain a minimum net capital balance of $5,000 in accordance with the rules of the Securities and Exchange Commission. At October 31, 2001 and 2000, the Company's excess net capital, computed in accordance with the rules, amounted to $32,521 and $160,205, respectively.

Note F - Retirement Plans
The Company sponsors a simplified employee pension plan which covers substantially all employees. Contributions to this plan are discretionary and are determined annually by the Company's Board of Directors. The Company contributed $19,694 and $39,128 for the years ended October 31, 2001 and 2000, respectively. The plan also permits voluntary employee salary deferrals as allowed under current Internal Revenue Service regulations.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note G - Related Party Transactions

The Company received management fees in the amount of $355,000 and $6,000, respectively from Professional Planning Associates, Inc. and Professional Planning Asset Management Corp. for the year ended October 31, 2001. These related parties are also wholly owned subsidiaries of Professional Planning Corporation. Management and administrative fees received for the year ended October 31, 2000 were $440,000 and $111,000, respectively for these related parties.

Amounts due to/from related parties result from certain operating expenses incurred by/for Professional Planning Corporation, the Company's Parent and Professional Planning Associates, Inc. Amounts due to/from related parties are as follows:

October 31,	2001	2000
Professional Planning Corporation	$ 4,701	$ —
Total Due from Related Parties	**$ 4,701**	$ —
Professional Planning Corporation	$ —	$ 5,026
Professional Planning Associates, Inc.	5,662	3,162
Total Due to Related Parties	**$ 5,662**	$ 8,188

Amounts due to/from related parties are non-interest bearing in nature and will be repaid within the next twelve months.

Note H - Income Tax Matters

The components of the provision for income taxes consisted of the following:

October 31,	2001	2000
Currently Payable		
Federal	$(1,637)	$ 2,024
State	(366)	1,202
	(2,003)	3,276
Deferred		
Federal	(1,900)	—
State	(1,800)	1,100
	(3,700)	1,100
Total	**$(5,703)**	$ 4,376

- continued -

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note H - Income Tax Matters - continued

Deferred tax (liabilities) assets consist of the following components:

October 31,	2001	2000
Property and Equipment Differences	$ —	$(1,100)
Gross Deferred Tax Liabilities	$ —	$(1,100)
Property and Equipment Differences	$ 800	$ —
Payroll Related Accruals	1,800	—
Gross Deferred Tax Assets	$ 2,600	$ —



Rotenberg & Co. llp
CPAs and Business Consultants
strategy@rotenbergllp.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Professional Planning Capital Corporation
(A Wholly Owned Subsidiary of
Professional Planning Corporation)
Rochester, New York

We have audited the accompanying financial statements of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) as of and for the year ended October 31, 2001, and have issued our report thereon dated November 28, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rotenberg & Co., LLP

Rochester, New York
November 28, 2001

1870 Winton Rd South ◆ Rochester, NY 14618 ◆ 716.295.2400 ◆ 716.295-2150 (fax)

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

SUPPLEMENTARY SCHEDULE 1 - SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

October 31,		2001
Computation of Net Capital		
Total Stockholder's Equity - Qualified for Net Capital	$	63,181
Deductions - Non-Allowable Assets		
Computer Software		(6,219)
Property and Equipment		(10,202)
Non-Marketable Securities		(3,300)
Receivable from Affiliates		(4,701)
Haircuts on Securities		
Contractual Securities Commitments		(1,238)
Net Capital	$	37,521
Minimum Net Capital Required - (Greater of):		
6 2/3% of Aggregate Indebtedness of $48,019	$	3,203
Required Minimum Net Capital in Accordance with Rules and Requirements of the National Association of Securities Dealers	$	5,000
Excess Net Capital		
Net Capital - Per Above	$	37,521
Minimum Net Capital Required - Per Above		5,000
Excess Net Capital	$	32,521
Excess Net Capital at 1,000%		
($37,521 less 10% of Aggregate Indebtedness of $48,019)	$	32,719
Computation of Aggregate Indebtedness		
Aggregate Indebtedness	$	48,019
Net Capital	$	37,521

The ratio of aggregate indebtedness to net capital is 1.28 to 1.00.

The accompanying notes are an integral part of this financial statement.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

SUPPLEMENTARY SCHEDULE 1 - SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 - continued

Line #		Balance as Filed in Unaudited X-17A-5	Balance as Filed Herein	Difference
12	Assets	$ 121,109	$ 111,200	$ (9,909)
20	Liabilities	$ 9,670	$ 48,019	$ (38,349)
23D	Retained Earnings	$ 101,439	$ 53,181	$ (48,258)

Explanation of Differences

Line #

12 Assets were adjusted to record a capital expenditure and record current year depreciation and amortization, accounts receivable at its proper balance, deferred income taxes and related party receivable.

20 Liabilities were adjusted to record a related party liability, current year accrued payroll, deferred income taxes, income taxes payable and other accrued expenses.

23D The adjustment to retained earnings results from the netting of the above adjustments.

Net Capital Reconciliation	
Net Capital Pursuant to Rule 15c3-1	**$ 37,521**
Net Capital Pursuant to X-17A-5	**72,863**
Difference	**$ (35,342)**
Difference Comprised of:	
Entry Made to Adjust Deferred Income Taxes	**$ 3,700**
Entry Made to Accrue Income Taxes	**(2,698)**
Entry Made to Adjust Accounts Receivable	**(3,801)**
Entry Made to Adjust Related Party Liability	**(2,500)**
Entry Made to Adjust Accounts Payable and Accrued Expenses	**1,872**
Entry Made to Reclass Accounts Receivable	**4,207**
Entry Made to Accrue Payroll and Related Taxes	**(36,122)**
	$ (35,342)

The accompanying notes are an integral part of this financial statement.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

SUPPLEMENTARY SCHEDULE 2 - STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 AT OCTOBER 31, 2001

Computations for the determination of reserve requirements and information related to possession or control requirements under Rule 15c3-3 are not applicable since the Firm is exempt from such rule pursuant to paragraph (k)(2)(i).

The accompanying notes are an integral part of this financial statement.



Rotenberg & Co. llp
CPAs and Business Consultants
strategy@rotenbergllp.com

To the Stockholder of
Professional Planning Capital Corporation
(A Wholly Owned Subsidiary of
Professional Planning Corporation)
Rochester, New York

In planning and performing our audit of the financial statements and supplemental schedules of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) for the year ended October 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1870 Winton Rd South ◆ Rochester, NY 14618 ◆ 716.295.2400 ◆ 716.295-2150 (fax)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any one other than these specified parties.

Rotenberg & Co., LLP

Rochester, New York
November 28, 2001